FORM 6-K

1SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[  X  ]..... Form 40-F...[      ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2003

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its 2003 financial results to the previous two years.  This MD&A should be read in conjunction with the Company’s audited financial statements for the year-ended December 31, 2003 (the “Financial Statements”).  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles that would affect the Company’s reported financial results are disclosed in Note 14 of the Financial Statements.  This MD&A is made as of March 31, 2004.

This MD&A includes disclosures that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These include expectations regarding completion of mine feasibility studies, mine development programs and capital costs, estimates of future production and statements that describe Cumberland’s future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on risk factors described in section 8 of this MD&A.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Table of Contents

1.

Highlights

2.

Business Overview

3.

Review of Financial Results

4.

Liquidity and Capital Resources

5.

Outlook

6.

Foreign Currency, Interest Rate and Commodity Price Risk

7.

Disclosure of Outstanding Share Data

8.

Risks and Uncertainties

1. HIGHLIGHTS

a) 2003

During 2003, the Company completed an $11.2 million work program at its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The program included a large diamond drilling program for resource definition, overburden drilling to detect additional exploration targets and multi-disciplinary studies related to engineering and environmental components required for  feasibility studies and mine development permitting.

Diamond drilling at Meadowbank focused on delineation of the Portage area deposits and the Vault deposit.  The program included 230 holes in 21,000 metres of drilling and was designed to improve deposit definition in preparation for feasibility level open pit mine designs.  Overburden drilling, which included 381 drill holes in 1,500 metres, was completed to the north of the Vault deposit and delineated additional exploration targets within the 25 kilometre gold trend at Meadowbank.

Across 2003, advancements were made in all multi-disciplinary studies at Meadowbank, including geotechnical studies, metallurgical studies and environmental components required for feasibility level designs and mine development permitting.  Initial results from metallurgical studies indicated the gold deposits at Meadowbank are amenable to a conventional whole ore leach process, compared to the more complex bulk sulphide flotation process indicated earlier.  As a result of improvement of resource definition and expansion of preliminary open pit designs, base case studies for projected mill throughput were increased to 5,500 tonnes per day.

A $2.1 million 2003 work program was completed and fully funded by the operator of the Meliadine West joint venture.  Cumberland holds a 22% carried to production interest in the Meliadine West joint venture.

A $625,000 2003 work program, shared on a 50/50 joint venture basis, was completed at the Meliadine East property with Cumberland as the operator.  The 2003 drilling intersected numerous kimberlite bodies, however, analysis of drill core returned insignificant diamond contents.

b) Events Subsequent to 2003

On March 17, 2004, Cumberland reported that the feasibility study at the Meadowbank project would not be completed by the end of the first quarter 2004 as originally planned.  Due to seasonal constraints in shipping, the delay in the feasibility study results in a one-year setback to the planned development of the project.  On March 22, 2004, the Company reported that the preliminary pre-production capital cost estimate for the Meadowbank project (including 12% contingency and 15% engineering, procurement and construction management on direct costs) currently exceeds $350 million for a 5,500 tonne per day production model, due to higher than anticipated costs for almost all items required for construction.  The Company has formed a committee, chaired by Co-Chairman Walter Segsworth, to thoroughly review all aspects of the preliminary estimate of capital costs and assess the potential for capital cost reductions for the project.  The Company will also undertake a full examination of a wide range of mine configurations and alternative production throughput variations with a view to finding the most economically attractive parameters for a mine at Meadowbank.  Upon completion of this examination and the feasibility study, the Company will be in a position to assess the overall economics of Meadowbank, including its future capital requirements and the various alternatives available to finance such capital requirements.

Cumberland will commence its 2004 exploration program at Meadowbank within the next several weeks.  This $4.7 million program, which will include two phases of diamond drilling totaling approximately 12,000 metres, will commence early in the second quarter of 2004. The $4.7 million exploration program will focus on expansion of existing gold deposits, numerous recently-defined prospects, and grassroots exploration within the 25 kilometre gold trend.

During the first quarter of 2004, Cumberland reported revisions to resource estimates at the Meadowbank gold project, incorporating results from the 2003 drill program.  Measured and indicated resources increased by 30% from second quarter 2003 estimates.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

* Resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

The Company also reported that the Department of Indian Affairs and Northern Development (DIAND) has approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit an Environmental Impact Statement (EIS) to NIRB.  The Company anticipates that the Meadowbank EIS study will be filed with NIRB in conjunction with the completion of the feasibility study.

Cumberland’s shares commenced trading on the American Stock Exchange on February 3, 2004 under the symbol CLG.  Cumberland’s shares will continue to trade on the Toronto Stock Exchange under the new stock symbol CLG instead of its previous stock symbol CBD.

2. BUSINESS OVERVIEW

The Company is in the business of developing, exploring and acquiring mineral properties, with an emphasis on gold, and is in the process of exploring and developing properties located in the Nunavut Territory in Northern Canada.

The Company is focused on the development of its 100% owned Meadowbank property, and is currently completing a feasibility study on such property.  The Company’s development plans at Meadowbank will depend on the results of this study and, if commercial production is deemed to be feasible, on the Company’s ability to secure all requisite financing and mine permitting on a timely basis.

During 2003, the Company completed an $11.2 million work program at its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The program included a large diamond drilling program for resource definition, overburden drilling to detect additional exploration targets and multi-disciplinary studies related to engineering and environmental components required for feasibility studies and mine development permitting.

The Company is the operator for its 50% joint venture interest in the Meliadine East exploration property, which is also located in Nunavut Territory in Northern Canada.  The Company’s share of exploration costs incurred in 2003 was $0.3 million.

The Company also has a 22% carried to production interest in the Meliadine West joint venture, and is receiving option payments from the joint venture partner of $500,000 per year, in accordance with an option agreement signed in 1995.  The Company’s share of exploration costs is being funded through a contingent non-recourse loan and is only repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.

Other than the $500,000 annual option receipts from the operator of the Meliadine West joint venture, the Company currently has no other sources of operating revenue.  The Company has working capital of $45.8 million at December 31, 2003 and will require substantial additional financing if it determines that it is feasible to complete development of Meadowbank.

3. REVIEW OF FINANCIAL RESULTS

a) Selected Annual Information

The Company’s results of operations for the years ended December 31 are summarized below:

This financial information has been reported in accordance with Canadian GAAP, and is denominated in Canadian Dollars, the Company’s reporting currency.  A reconciliation of the Company’s results of operations and financial position to US GAAP is provided in Note 14 of the Financial Statements.

Certain prior year amounts have been reclassified to confirm with the current year’s presentation.

b) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Financial Statements.  The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Exploration and development costs

The Company expenses all exploration and development costs until it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit).  The costs subsequently incurred to develop the mine on the property are capitalized until mining operations commence.

As at December 31, 2003 the Company has not yet completed a positive economic analysis on any of its mineral properties and therefore all exploration and development costs were expensed in 2003.

Carrying value of mineral property interest acquisition costs

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probably reserves have been established. The Corporation has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property.  Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

Site closure costs

In 2003, the Company has chosen to early adopt the provisions of CICA 3110 Asset Retirement Obligations on a retroactive basis.  CICA 3110 requires the fair value of the site closure costs to be accrued at the time that the liability is incurred.

Accounting for stock-based compensation

Effective January 1, 2003 the Company adopted, on a prospective basis, the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.  Prior to January 1, 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

c) Results of Operations

2003 compared to 2002

The Company incurred a net loss of $13.4 million for the year-ended December 31, 2003, compared to a net loss of $8.7 million for the year-ended December 31, 2002.

The Company had no operating revenues in either 2003 or 2002, as it had not commenced mining operations.  In both 2003 and 2002, the Company received an annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2003 and 2002 was exploration and development costs.  During the years ending December 31, 2003 and December 31, 2002, the Company incurred exploration and development costs of $11.5 million and $8.0 million respectively, $11.2 million and $7.9 million respectively of which was incurred on Meadowbank.  The $3.3 million increase in exploration and development costs at Meadowbank during 2003 primarily relates to increased costs for project level feasibility studies and mine development permitting requirements.

The $11.2 million of costs incurred at Meadowbank during 2003, included (i) a $7.5 million field program, comprising two phases of infill drilling totaling approximately 21,000 meters designed to complete feasibility requirements as well as substantial environmental and field exploration programs, (ii) $1.9 million of costs related to the feasibility studies which commenced in early 2003 and (iii) $1.8 million in environmental permitting related costs.

The Company’s 22% carried interest in Meliadine West is financed by way of a contingent non-recourse loan from the property operator which will only be repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.  In 2003, the property operator completed a $2.1 million exploration program on this property.

The substantial increase in general and administrative expenses for 2003 reflects the increased level of activity and required management staff in 2003 and the greater emphasis placed on public relations, including investor relations activities and financing activities.

The stock-based compensation expense of $1,481,612 is a non-cash item based on the estimated fair value of stock options granted and vested in 2003.  The fair value of stock options granted is calculated based on a Black-Scholes Option Pricing Model.  The Company adopted the fair value based method of accounting for stock options on a prospective basis from January 1, 2003 (see 3(b) above, Critical Accounting Policies and Estimates).  However, had compensation cost for stock-based compensation been recorded under the fair value based method in 2002, the Company’s net loss would have increased by $983,400 for the year-ended December 31, 2002.

Interest and other income increased substantially in 2003 primarily due to the significantly higher balances of cash and short-term investments resulting from approximately $43.7 million of additional funds that were raised during 2003 through a private placement and exercises of warrants and stock options.  In addition, interest and other income in 2002 also included a one-time charge of $0.3 million for the write-down of the Company’s investment in Eurozinc Mining.

2002 compared to 2001

The Company incurred a net loss of $8.7 million for the year-ended December 31, 2002 compared to $1.9 million for the year-ended December 31, 2001.

The Company had no operating revenues in either 2002 or 2001, as it had not commenced mining operations.  In both 2002 and 2001, the Company received an annual $500,000 option payment from the operator of the Meliadine West joint venture, in accordance with the option agreement signed in 1995.

The major reason for the increased net loss in 2002 relates to an increase of $6.5 million in exploration and development costs at Meadowbank.  The significant increase in these costs over 2001 resulted from the rapid acceleration of the Company’s exploration program at Meadowbank.

General and administrative expenses also increased in 2002 over 2001 due to the increased level of activity and required management staff in 2002 and the greater emphasis placed on public relations, including investor relations activities and financing activities.  Employee compensation also increased in 2002 as a result of one-time severance payment of $0.2 million to the Company’s former president.

Interest and other income decreased in 2002, as compared to 2001, as a result a one-time charge of $0.3 million for the write-down of the Company’s investment in Eurozinc Mining.  Such decrease was partially offset by an increase in interest income, resulting from higher cash and short-term investment balances.

d) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2003				2002
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(as restated)	(as restated)	(as restated)		(as restated)	(as restated)	(as restated)	(as restated)

Option receipts	500,000	-	-	-	500,000	-	-	-
Other income	162,169	151,357	402,024	340,527	50,434	(201,061)	150,828	138,053

Exploration and development costs	(1,887,320)	(4,833,912)	(3,265,246)	(1,532,185)	(820,439)	(2,610,895)	(3,345,401)	(1,217,001)
Stock-based compensation	(333,600)	(211,850)	(125,600)	(810,562)	-	-	-	-
General and administrative expenses	(271,161)	(498,116)	(706,396)	(514,568)	(213,505)	(329,806)	(303,809)	(494,495)

Net loss	(1,829,912)	(5,392,521)	(3,695,218)	(2,516,788)	(483,510)	(3,141,762)	(3,498,382)	(1,573,443)

Net loss per share	(0.05)	(0.13)	(0.07)	(0.05)	(0.02)	(0.10)	(0.10)	(0.04)

These quarterly financial results have been restated from the previously reported financial results to reflect the retroactive adoption of CICA 3110 Asset Retirement Obligations and the adoption of CICA 3870 CICA 3870 Stock Based Compensation and Other Stock-Based payments which was adopted in the fourth quarter of 2003 but on a prospective basis from January 1, 2003.  The impact of the adoption of these new accounting policies on previously reported financial results is also disclosed in Note 3 of the Financial Statements.

Option receipts are received in the first quarter of the fiscal year.  The majority of exploration and development costs are incurred in the second and third quarters due to the seasonal weather conditions in Nunavut Territory.

4. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity at December 31, 2003 is cash and cash equivalents and short-term investments of $46.4 million (2002 - $18.3 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through September 30, 2004.  The counter-parties include corporations and the Canadian government.

The Company’s principal source of cash during 2003 was from the issuance of common shares.  The Company raised net proceeds of $41.8 million in 2003, of which $32.4 million was from a private equity placement, $6.7 million was from the exercise of warrants and $2.7 million was from the exercise of options.

The Company used $11.5 million in operating activities, primarily for exploration and development costs on the Company’s mineral property interests.  The Company also spent $2.1 million on acquisition of capital assets in 2003.

At December 31, 2003 the Company had working capital of $45.8 million as compared to $18.2 million at December 31, 2002.  The following is a summary of the Company’s outstanding contractual obligations and commitments as at December 31, 2002:

	Payments due by period

		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years

Capital lease obligations	1,014,941	404,973	609,968

Operating lease obligations	754,765	215,765	380,000	159,000

Contingent payments (1)	800,000		800,000

Purchase commitments (2)	2,368,522	2,368,522

Site closure costs (3)	1,066,362				1,066,362

Total contractual obligations	6,004,590	2,989,260	1,789,,968	159,000	1,066,362

(1)

The Company has two employment contracts in place that provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to Meadowbank be attained in the future.

(2)

The Company is required to spend $2,368,522 on Canadian Exploration Expenditures in order to avoid interest and penalty charges imposed by Canada Revenue Agency.

(3)

The Company has estimated future costs of $1,066,362 to be incurred in 2017 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

The Company also has a contingent loan balance which totals $13,726,265 as December 31, 2003 [2002 - $12,353,359]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

5. OUTLOOK

Meadowbank Feasibility Study

Work has progressed on the feasibility study for the Meadowbank project, which is being prepared by AMEC E&C Services Ltd. (AMEC), an international engineering firm that has designed and constructed several world-class mining operations in northern Canada.  Independent resource estimations have been completed by AMEC as part of the ongoing Meadowbank feasibility study.  In addition, multidisciplinary engineering and environmental programs are well underway as part of the feasibility and mine development permitting process.

On January 29, 2004, the Company announced improvements to the size and quality of Meadowbank’s estimated mineral resources.  Such improvements incorporate the results of 21,000 meters of diamond drilling completed at Meadowbank in 2003.  The details of this updated mineral resource estimate, including a specific breakdown of measured, indicated and inferred resources, are set forth in the NI 43-101 report compiled and issued by AMEC on March 1, 2004 (available on www.sedar.com).

On March 17, 2004, the Company announced that the Meadowbank feasibility study would not be completed by the end of the first quarter of 2004 as originally planned.  Due to seasonal constraints in shipping, the delay in the completion of the study would result in a one-year setback to the planned development of the project.

On March 22, 2004, the Company also announced that the preliminary pre-production capital cost estimate for the Meadowbank project (including 12% contingency and 15% engineering, procurement and construction management on direct costs) currently exceeds $350 million for a 5,500 tonne per day production model, due to higher than anticipated costs for almost all items required for construction.  The Company has formed a committee, chaired by Co-Chairman Walter Segsworth, to thoroughly review all aspects of the preliminary estimate of capital costs and assess the potential for capital cost reductions for the project.  The Company will also undertake a full examination of a wide range of mine configurations and alternative production throughput variations with a view to finding the most economically attractive parameters for a mine at Meadowbank.  Upon completion of this examination and the feasibility study, the Company will be in a position to assess the overall economics of Meadowbank, including its future capital requirements and the various alternatives available to finance such capital requirements.

Financial Outlook

The Company’s 2004 budget for Meadowbank exploration is currently $4.7 million.  During 2004, the Company is expected to incur approximately $1.8 million in general and administrative costs.  In addition, during 2004, the Company is expected to incur approximately $1.2 million in other corporate expenses, consisting of insurance, public relations, investor relations and stock exchange listing costs.  The Company estimates that it will incur an additional $0.5 million during 2004 to complete the feasibility study.

Assuming the results of the feasibility study confirm that Meadowbank is both economically viable and financeable, substantial long-term financing would be required to develop and construct the property.  Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The Company has outstanding warrants with exercise prices of $3.35 and $3.75 per share that expire on or before July 29, 2004.  If all of these warrants are exercised by the holders, the Company will realize an additional $20 million cash proceeds which it could use to fund future cash expenditure requirements.

The Company does not have operating revenues, however, the ultimate success of Meadowbank will also be dependent on, among other factors, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company were able to partially finance the development of Meadowbank with long-term debt financing, the Company’s future profitability would likely be sensitive to market interest rates.

Upon completion of the final feasibility study, and if it is determined that Meadowbank is both economically viable and financeable, the Company would commence capitalizing development costs.

The Company’s share of exploration costs on its mineral property interest in Meliadine East is expected to be nominal in 2004.  Furthermore, during 2004, the Company’s share of exploration costs on its joint venture interest in Meliadine West will once again be fully financed via the Company’s contingent non-recourse loan arrangement with the operator of the Meliadine West joint venture.

As of December 31, 2003, the Company held approximately 4.4 million shares of Eurozinc Mining Corporation (Eurozinc).  Since December 31, 2003, the share price of Eurozinc has more than doubled and as a result, the Company has proceeded to dispose of approximately 1.6 million shares.  Total proceeds realized from such sale amounted to approximately $0.9 million, resulting in a gain on sale of investments of approximately $0.8 million.

Although the Company has no immediate plans to dispose of its remaining 2.8 million of Eurozinc shares, it will consider additional sales of Eurozinc shares in the future should favorable opportunities arise.

Permitting

On January 7, 2004, the Company announced that the Department of Indian Affairs and Northern Development (DIAND) had approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank to enter the formal project review process for mine development.  Both DIAND and NIRB agree that the permitting process at Meadowbank will advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement and existing federal legislation.  The next stage of the Meadowbank permitting process, following receipt of the final environmental terms of reference, requires the Company to submit an Environmental Impact Statement (EIS) to NIRB.  The Company anticipates that the Meadowbank EIS study will be filed with NIRB in conjunction with the completion of the feasibility study.

6.  FOREIGN CURRENCY, INTEREST RATE AND COMMODITY PRICE RISK

The Company has not commenced mining operations and accordingly, has no gold operating revenues.  However, future fluctuations in the price of gold could impact the Company’s ability to secure future financing on the Company’s existing mineral property interests.

At December 31, 2003 the Company does not have significant foreign currency assets or liabilities and does not incur significant expenses in foreign currencies.  Consequently the Company is not currently subject to significant foreign exchange risk.

Other than the capital lease obligations, the Company has no interest bearing long-term liabilities.  However, the rate of return on the Company’s portfolio of short-term investments and cash equivalents is subject to change based on movements in market interest rates.

The Company does not currently engage in any hedging or derivative transactions to manage these risks.

7. DISCLOSURE OF OUTSTANDING SHARE DATA

Common shares outstanding:

At March 31, 2004 there are 4,949,175 warrants outstanding to purchase 4,949,175 common shares of the Company at an exercise price of $3.75 per share until July 29, 2004.  There are also 417,175 broker warrants outstanding to purchase 417,175 common shares at an exercise price of $3.35 per share until July 29, 2004.

8. RISKS AND UNCERTAINTIES

In conducting its business, the Company faces a number of risks.  These risks are summarized below and have been separated into two groups:

•

risks related to the mining industry in general; and

•

risks related specifically to the Company

In addition to the risks and uncertainties identified below, please also refer to the risk factors identified in the Company’s most recent Annual Information Form and Form 20-F.

Risks related to the mining industry generally

Gold price volatility

The Company’s ability to raise financing in the future is extremely dependent on the price of gold, which fluctuates widely and is affected by numerous factors beyond the Company’s control.  Factors tending to affect the price of gold include:

•

the relative strength of the U.S. dollar against other currencies;

•

government sale or lending of gold bullion, and perceptions of their future intentions;

•

government monetary and fiscal policies:

•

expectations of the future rate of global monetary inflation and interest rates;

•

general economic conditions and the perception of risk in capital markets;

•

political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding           of gold;

•

speculative trading;

•

investment demand for gold;

•

supply of gold from production, disinvestments and scrap recycling.

Uncertainty of mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable.  While the Company’s resources are estimated by independent and experienced third parties, future production could differ significantly from mineral resource estimates for the following reasons:

•

mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•

declines in the market price of gold may render the mining of some or all of the Company’s mineral resources uneconomic;

•

increases in operating mining, processing and capital costs could adversely affect mineral resources;

•

the grade of mineral resources may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral resource.

Any of the above factors may require the Company to reduce its mineral resource estimates or increase its costs.

Currency fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future.  Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company’s capital costs and expenses are expected to be incurred in Canadian dollars.  The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company’s future operating revenue in Canadian dollar terms.  Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company’s future operating revenue in Canadian dollar terms.

Mining risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, seismic activity, flooding and water conditions.  Such occurrences could result in damage to, or destruction of, mineral properties, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  As a result, the Company may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and operating results.

Environmental and health and safety risks

The Company’s activities are subject to extensive federal, territorial and regional laws and regulations governing environmental protection and employee health and safety.  The Company is required to obtain governmental permits and provide other bonding requirements under federal, territorial air, water quality and mine reclamation rules and permits. A delay or failure to obtain such permits could have a material adverse effect upon the Company’s financial performance, liquidity and operating results.

As the Company continues to update and clarify its closure plans for its mineral property interests and as environmental protection laws and administrative policies are changed, the Company will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation and closure costs.  Although the ultimate amount of mine reclamation and closure costs to be incurred is uncertain, for existing disturbances as of December 31, 2003, the Company has estimated the undiscounted future value of its share of such costs to be $1.1 million and has accrued the fair value of this amount ($0.3 million) on its balance sheet.  For further information concerning the above amounts, see notes 2(j), 3(a) and 8 of the Company’s Consolidated Financial Statements.

Risks related specifically to the Company

Limited operating history

The Company has limited experience in the development of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon external consultants and others for expertise in these areas.

Impact of price increases on items related to construction

The amount of capital costs associated with the development of the Meadowbank property would be adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables.  Such price escalations are affected by numerous factors beyond the Company’s control.  The economic viability of the Meadowbank property and the Company’s ability to raise financing in the future could be adversely impacted by significant price escalations in such products.

Occurrence of events for which the Company is not insured

The Company maintains the following insurance to protect itself against certain insurable risks:

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property insurance

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directors and officers liability insurance, and;

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comprehensive general liability insurance

Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk there is no assurance that the coverage will be sufficient to indemnify the Company in the event of a claim or loss.  Also, the Company may have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which the Company may elect not to insure because of high premium costs or various other reasons.

Occurrences of events for which the Company is not insured may adversely affect its cash flows and overall financial performance.

Competition for mineral land

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its mineral property interests and conducting exploration activities.  Many participants are engaged in the mining business, including large, established mining companies.  Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

The Company’s overall financial performance is significantly affected by the costs and results of its exploration and development programs.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations.

Title matters

Some of the mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements.  Other Company’s may dispute title to its mining properties.  All of the claims on the Meadowbank property have been surveyed and converted to leases. While the Company has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all mineral interests is in good standing, this should not be construed as a guarantee of title.